International Stem Cell Corporation
5950 Priestly Drive

Carlsbad, California 92008

March 6, 2018

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	International Stem Cell Corporation
Registration Statement on Form S-1 (File No. 333-205193)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), International Stem Cell Corporation (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company's Registration Statement on Form S-1, File Number 333-205193, together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was filed with the Commission on June 24, 2015, and was subsequently amended on November 25, 2015 and December 14, 2015.

The Company no longer intends to pursue the offering proposed to be registered pursuant to the Registration Statement. The Registration Statement had not been declared effective by the Commission, and the Company confirms that no securities were sold in connection with the offering described in the Registration Statement.

In accordance with Rule 457(p) under the Securities Act and subject to the limitations contained therein, the Company intends to apply all fees paid to the Commission in connection with the filing of the Registration Statement for future use to offset all or a portion of the filing fees due for a subsequent registration statement or registration statements.

Please contact the undersigned at (760) 940-6383 if you have any questions.

Sincerely,

INTERNATIONAL STEM CELL CORPORATION

By:	/s/ Sophia Garnette
Name: Sophia Garnette
Title: Vice President, Legal Affairs and Operations

cc: Douglas J. Rein, DLA Piper LLP (US)